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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

          [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

          [_]       TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________


                          COMMISSION FILE NO. 001-06702


    A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                               NEXEN SAVINGS PLAN
                          12790 Merit Drive, Suite 800
                            Dallas, Texas 75251-1270


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   NEXEN INC.
                          801 7th Avenue SW, Suite 2900
                         Calgary, Alberta Canada T2P 3P7



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



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                              NEXEN SAVINGS PLAN
                             FINANCIAL STATEMENTS
                                      AND
                             SUPPLEMENTAL SCHEDULE

                          DECEMBER 31, 2003 AND 2002



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


                               TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT .................................................1


FINANCIAL STATEMENTS

     Statements of Net Assets Available
        for Benefits .........................................................2

     Statements of Changes in Net Assets
        Available for Benefits ...............................................3

     Notes to Financial Statements ...........................................4


SUPPLEMENTAL SCHEDULE *

     Schedule of Assets (Held at End of Year) ................................9



     * Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                          INDEPENDENT AUDITOR'S REPORT




To the Administrative Committee
NEXEN SAVINGS PLAN
Dallas, Texas


We have audited the accompanying statements of net assets available for benefits of the Nexen Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nexen Savings Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
May 28, 2004


1492

                               NEXEN SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2003 AND 2002


                                                      2003               2002
                                                   -----------       -----------
ASSETS

     Cash                                          $    14,566       $     3,334
     Investments, at fair value                     26,899,763        19,277,691
     Participant loans                                 778,875           887,982
                                                   -----------       -----------

           TOTAL ASSETS                             27,693,204        20,169,007
                                                   -----------       -----------


LIABILITIES

     Other payables                                     13,145
                                                   -----------       -----------
           TOTAL LIABILITIES                            13,145
                                                   -----------       -----------


NET ASSETS AVAILABLE FOR BENEFITS                  $27,680,059       $20,169,007
                                                   ===========       ===========






  The Notes to Financial Statements are an integral part of these statements.

                               NEXEN SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                      2003              2002
                                                  ------------     ------------
ADDITIONS

      Investment income (loss):
          Net appreciation (depreciation)
             in fair value of investments         $  6,486,697     $   (785,517)
                Interest                               247,173          261,408
                Dividends                              280,442          194,387
                                                  ------------     ------------

                                                     7,014,312         (329,722)
                                                  ------------     ------------

      Contributions:
          Participants                               1,583,179        1,444,163
          Employer                                   1,059,493          966,074
          Rollover                                       2,939           24,871
                                                  ------------     ------------

                                                     2,645,611        2,435,108
                                                  ------------     ------------

          TOTAL ADDITIONS                            9,659,923        2,105,386
                                                  ------------     ------------


DEDUCTIONS

      Benefits paid to participants                  2,145,411          370,750
      Administrative expenses                            3,460            3,838
                                                  ------------     ------------

          TOTAL DEDUCTIONS                           2,148,871          374,588
                                                  ------------     ------------

NET INCREASE IN NET ASSETS AVAILABLE                 7,511,052        1,730,798

NET ASSETS AVAILABLE FOR BENEFITS
          Beginning of year                         20,169,007       18,438,209
                                                  ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS
          End of year                             $ 27,680,059     $ 20,169,007
                                                  ============     ============




  The Notes to Financial Statements are an integral part of these statements.

                              NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 1.       Description of the Plan

     The following description of the Nexen Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan Document.

     The Plan is a defined contribution plan that was adopted September 1, 1988, and amended and restated effective January 1, 2002, to provide eligible employees of Nexen Petroleum U.S.A. Inc. (the "Company") and participating employers, Nexen Chemicals U.S.A. Inc., Nexen Marketing U.S.A. Inc., Nexen Oil and Gas U.S.A. Inc., and Nexen Petroleum International (U.S.A.) Inc. (the "Participating Employers"), wholly owned subsidiaries of Nexen Inc., a method to meet their long-range financial objectives under the requirements of Section 401(k) of the Internal Revenue Code.

     For the years ended December 31, 2003 and 2002, Nationwide Trust Company, FSB (the "Trustee") was the Plan Trustee with the recordkeeping function performed by The 401(k) Company (the "Recordkeeper").

     All regular employees of the Company and Participating Employers who are 18 years of age and over are eligible to participate in the Plan on the entry date coinciding with or next following the date the employee attains age 18. Participant contributions are made on a voluntary basis and directly withheld from the Participant's eligible compensation, as defined in the Plan Document. Contributions may be made with pretax dollars, after-tax dollars, or a combination of pretax and after-tax dollars. Eligible compensation excludes overtime and bonuses. Participants are immediately vested in their employee contribution account and actual earnings thereon.

     The Company and Participating Employers will match 100 percent of Participant contributions up to 6% of the Participant's eligible compensation. In addition, a Participant who completes one hour of service after January 1, 2000, shall be vested 100% in his or her employer matching account.

     The Plan's investment options are: (1) Stable Value Trust Fund, (2) Bond Fund of America A, (3) Delaware Group: REIT Fund A, (4) Lord Abbett Developing Growth Fund A, (5) Scudder Equity 500 Index Fund, (6) MFS Massachusetts Investors Growth Fund A, (7) First Eagle Overseas Fund A,
     (8) EuroPacific Growth Fund A, (9) Washington Mutual Investors Fund A,
     (10) Oppenheimer Developing Markets Fund A, (11) Third Avenue Value Fund, and (12) Nexen Inc. Stock Fund. All Company and Participating Employers contributions are invested in accordance with the investment choices selected by each respective Participant.

     Distribution of a Participant's entire account becomes due in three ways:
     (1) upon termination of employment, (2) death, or (3) disability, as defined in the Plan Document. At the option of the Participant or beneficiary, such account balances may be distributed in a lump-sum payment or via periodic installment payments as described in the Plan Document. Withdrawals from the Plan by active Participants are permitted for specific instances of financial hardship and age 59 1/2 withdrawals, which can be made once every six months. Once per Plan year, a Participant may withdraw a portion or all of his or her after-tax and rollover account, subject to a $250 minimum.

                              NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 2.       Tax Status

     The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 2002 stating that the Plan and its amendments are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust is exempt from taxation under Section 501(a) of the Code. The Trust established under the Plan to hold the Plan's assets is intended to qualify pursuant to the appropriate section of the Internal Revenue Code as a tax-exempt organization. The Company and the Plan's tax counsel believe that the Trust continues to qualify and to operate as designed.



Note 3.       Summary of Significant Accounting Policies

     Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Basis of Accounting

         The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Current year contributions, expenses, and investment income, including both interest and dividends, which are not received or paid until the subsequent year, are accrued in the current year. Benefits are recorded when paid.

     Investments

         Investments are stated at fair value as determined by the Trust based on quoted market prices at the Plan's year end. Purchases and sales of investments are recorded on a trade date basis. Participants may direct their contributions and any related earnings into twelve distinct investment options, including the Nexen Inc. Stock Fund. Interest is allocated to Participant accounts on a pro-rata basis depending on the Participants' account balance. Dividends are allocated based on the number of shares in a Participant's account.

                              NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 3.  Summary of Significant Accounting Policies - continued

     Investments - continued

         A brief description of each investment option is as follows:

         STABLE VALUE TRUST FUND - The Stable Value Trust Fund's core investment vehicle is the AMVESCAP National Trust Company Stable Value Trust Fund. The remaining portion of the money is invested in money market funds offered through the following mutual fund families: The American Funds Group, Oppenheimer Funds, MFS Family of Funds, Lord Abbett and Company, Third Avenue Funds, Delaware Funds, First Eagle Funds, and Scudder Funds.

         BOND FUND OF AMERICA A - invests primarily in high quality intermediate-term corporate bonds and U.S. government securities.

         DELAWARE GROUP: REIT FUND A - is a non-diversified fund that seeks long-term total return by investing primarily in equities of real-estate investment trusts (REITs).

         LORD ABBETT DEVELOPING GROWTH FUND A - is a small company growth fund that seeks long-term capital growth by investing in stocks of companies with market capitalization of less than $1 billion.

         SCUDDER EQUITY 500 INDEX FUND - is a large company growth and income fund that invests primarily in equity securities of companies included in the S & P 500.

         MFS MASSACHUSETTS INVESTORS GROWTH FUND A - invests primarily in common stocks or bonds that are convertible into stock, issued by companies exhibiting above-average prospects for long-term growth.

         FIRST EAGLE OVERSEAS FUND A - is a foreign stock fund that seeks long-term capital growth by investing primarily in equities of small- and mid-sized foreign companies in developed and emerging markets.

         EUROPACIFIC GROWTH FUND A - is a large company foreign stock fund that seeks long-term capital appreciation by investing in companies domiciled in developed countries outside the United States.

         WASHINGTON MUTUAL INVESTORS FUND A - is a large company value-oriented growth and income fund.

         OPPENHEIMER DEVELOPING MARKETS FUND A - is an emerging markets stock fund that seeks long-term growth by investing in stock of issues in countries with developing markets.

         THIRD AVENUE VALUE FUND - is a small value fund that seeks long-term capital appreciation by investing in equity securities issued by companies that are believed to be undervalued and to have strong financial positions and responsible management.

         NEXEN INC. STOCK FUND - provides ownership interest in Nexen Inc. Common Stock with short-term cash sufficient to meet its estimated daily cash needs invested in a money market account.

                              NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 3.  Summary of Significant Accounting Policies - continued

     Administration

         The Plan is administered by the Administrative Committee, which is composed of members who are either officers or employees of the Company. Investment options for the Plan are selected by the Benefit Plan Design Committee from funds available through the Recordkeeper. Some of the fund providers charge 12b-1 fees at the fund level before earnings are paid to investors. The Recordkeeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the Recordkeeper are based on Plan assets invested in each fund. Similarly, all Trustee fees for the Plan are received from 12b-1 fees charged to the funds. 12b-1 fees received by the Trustee are also based on Plan assets invested in each fund.



Note 4.       Plan Termination

     Although it has not expressed any intention to do so, the Company has the right to terminate the Plan pursuant to provisions set forth by the Plan Document and subject to the provisions of ERISA. In the event of Plan termination, each Participant's account shall become fully vested and Participants will be entitled to distributions of their entire accounts.



Note 5.       Plan Amendments

     On December 2, 2003, effective as of January 1, 2003, the Third Amendment to the Nexen Savings Plan was executed and adopted. The purpose of Amendment 3 was to bring the Plan into compliance with the regulations under section 401(a)(9) of the Internal Revenue Code, relating to required minimum distributions from retirement plans, and to allow the Plan Sponsor to reimburse any individual who acts in the capacity of Plan Administrator for any legal fees that person may incur as a result of any legal action against the Plan.



Note 6.       Investments

     Investments that represent 5% or more of the net assets available for Plan benefits at December 31, 2003 and 2002 are as follows:

                                                              December 31,      December 31,
                                                                  2003              2002
                                                               Fair Value        Fair Value
                                                              ------------      ------------
         Participant Directed:
              Washington Mutual Investors Fund A              $ 3,708,854        $ 2,521,891
              Bond Fund of America A                            1,397,623          1,063,271
              Nexen Inc. Stock Fund                             8,276,954          6,459,307
              Stable Value Fund                                 3,645,542          3,327,435
              EuroPacific Growth Fund A                         1,569,376          1,039,591
              Third Avenue Value Fund                           1,890,106          1,059,297
              MFS Massachusetts Investors Growth Fund A         2,036,632          1,499,277

                              NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS



Note 6.       Investments - continued

     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,014,312 in 2003 and depreciated in value by $329,722 in 2002, as follows:

                                                 2003                                        2002
                                    -------------------------------             -------------------------------
                                                      Realized and                                Realized and
                                    Interest and       Unrealized               Interest and       Unrealized
                                      Dividends      Gains (Losses)               Dividends      Gains (Losses)
                                    -------------    --------------             ------------     --------------
     Mutual funds                     $ 463,427       $  2,742,494              $   389,342      ($  1,738,468)
     Stock funds                                         3,744,203                                     952,951
     Loans to Participants               64,188                                      66,453


Note 7.       Loans to Participants

     Participant loans receivable are stated at cost, which approximates fair value. A Participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000 with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Participants are charged a $50 loan set-up fee with a $2 monthly maintenance fee per loan. The loans are secured by a lien on the borrower's vested account balance in the Plan and bear interest at rates based on prevailing market conditions. Interest rates on outstanding loans at December 31, 2003 ranged from 5.21% to 10.74%.

                             SUPPLEMENTAL SCHEDULE

                               NEXEN SAVINGS PLAN
         Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                 EIN: 06-0944810
                                 PLAN NUMBER 001
                                DECEMBER 31, 2003

(a)                     (b)                                     (c)                              (d)              (e)
                                              Description of Investment including
          Identity of Issuer, borrower         maturity date, rate of investment,                               Current
            lessor, or similar party           collateral, par, or maturity value               Cost             value
--------- ---------------------------------  -------------------------------------------    --------------   --------------
PARTICIPANT-DIRECTED INVESTMENT:

          The American Funds Group           Bond Fund of America A,
                                               Net Asset Value $13.51                        $  1,344,376      $  1,397,623

          The American Funds Group           Washington Mutual Investors Fund A,
                                               Net Asset Value $28.78                           3,538,043         3,708,854

          The American Funds Group           EuroPacific Growth Fund A,
                                               Net Asset Value $30.21                           1,472,702         1,569,376

          Scudder Funds                      Scudder Equity 500 Index Fund,
                                               Net Asset Value $124.93                            344,053           366,767

          First Eagle Funds                  First Eagle Overseas Fund A,
                                               Net Asset Value $18.17                             617,974           630,438

          Lord Abbett & Company              Lord Abbett Developing Growth Fund A,
                                               Net Asset Value $15.00                             989,603         1,041,173

          MFS Family of Funds                MFS Massachusetts Investors Growth Fund A,
                                               Net Asset Value $11.32                           2,325,116         2,036,632

          Third Avenue Funds                 Third Avenue Value Fund,
                                               Net Asset Value $41.45                           1,619,195         1,890,106

          Delaware Funds                     Delaware Group: REIT Fund A,
                                               Net Asset Value $18.09                             996,985         1,109,850

          Oppenheimer Funds                  Oppenheimer Developing Markets Fund A,
                                               Net Asset Value $20.61                             740,227           887,043

          The American Funds Group           Cash Management Trust Of America,
                                               Par Value $1.00                                    339,405           339,405

          AMVESCAP National Trust Company    Stable Value Trust Fund,
                                               Par Value $1.00                                  3,645,542         3,645,542

          Putnam Investments                 Cash                                                  10,590            10,590

          Bank One, NA                       Cash                                                   3,976             3,976

   *      Nexen Inc.                         Nexen Inc. Stock Fund
                                                ( Nexen Inc. Stock, no par;
                                                  money market,  value $1.00 )                  5,004,935         8,276,954

   *      Loans to Participants              Interest Rates From 5.21% to 10.74%                    - 0 -           778,875
                                                                                             -------------     -------------

                                                                                             $  22,992,722     $  27,693,204
                                                                                             =============     =============

   *     Indicates each identified person/entity known to be party-in-interest.


         This supplemental schedule lists assets held for investment purposes at December 31, 2003, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Nexen Petroleum U.S.A. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:  June 28, 2004

                                           NEXEN SAVINGS PLAN

                                           By:  Nexen Petroleum U.S.A. Inc.


                                           /s/ Judy K. Williams
                                           ------------------------------------
                                           Judy K. Williams
                                           Vice President, Human Resources

                                INDEX TO EXHIBITS


        EXHIBIT
        NUMBER             DESCRIPTION OF EXHIBITS
        -------            -----------------------

           1               Consent of Weaver & Tidwell, L.L.P.

                                                                       EXHIBIT 1
                                                                       ---------




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                               NEXEN SAVINGS PLAN

                                    EXHIBIT 1
                                       TO
                           ANNUAL REPORT ON FORM 11-K



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



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 11-K into the Company's previously filed Registration Statement File No. 33-28346 and 33-79666. It should be noted that we have not audited any financial statements of the Company subsequent to December 31, 2003, or performed any audit procedure subsequent to the date of our report.


                                            /s/ WEAVER & TIDWELL, L.L.P.


Dallas, Texas
June 28, 2004